Exhibit 99.1

IQM Quantum Computers Plc

Total number of voting rights and

shares

IQM Quantum Computers Plc’s new shares subscribed for under ESOP 1 have been registered with the Finnish Trade Register

IQM Quantum Computers Plc, Stock Exchange Release, Total number of voting rights and shares, 29 July, 2026 at 10:00 EEST/EET.

A total of 183,619 new shares have been subscribed for under IQM Quantum Computers Plc’s (“IQM” or the “Company”) ESOP 1 employee stock option plan during the period from 10 to 14 July 2026. The aggregate subscription price of EUR 74,393.80 has been entered into the Company’s reserve for invested unrestricted equity in its entirety.

The Company completed the business combination with Real Asset Acquisition Corp. (“RAAQ”) on 1 July 2026 (“Business Combination”). Under the ESOP 1 terms, the exercise period accelerated immediately upon the completion of the Business Combination and expired 14 days thereafter. Following these subscriptions, no option rights remain outstanding under ESOP 1.

The new shares have been registered with the Finnish Trade Register today, 29 July 2026. As a result of the registration, the total number of IQM’s shares and votes is 263,223,216. The new shares confer shareholder rights on their holders from the date of registration. The new shares will be admitted to trading on the regulated market of Nasdaq Helsinki Ltd together with the pre-existing shares on or about 30 July 2026.

For further information, please contact:

Blair Robertson, Vice President, Strategy & Corporate Development

Investor Relations Officer

Investors@iqm.tech

About IQM Quantum Computers

IQM Quantum Computers (Nasdaq: IQMX) is a global leader in superconducting quantum computers, delivering full-stack quantum systems and cloud platform access to enterprises, research institutions, universities, high-performance computing centers, and national laboratories worldwide. IQM’s on-premises deployment model gives customers direct ownership and control of their quantum infrastructure. Founded in 2018 and headquartered in Finland, with major operations in Munich, IQM employs over 400 people and operates across Europe, Asia, and North America. IQM is the first publicly listed European quantum company on Nasdaq Stock Market.